FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Report filed with the Israeli Securities Authority on January 26, 2015 in connection with the Registrant's convening of a special general meeting of shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 26, 2015

Elron Electronic Industries Ltd.
(the “Company”)

January 26, 2015

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim St.	54 Achad Ha’am St.
Jerusalem	Tel Aviv

Via Magna	Via Magna

Re: Immediate Report Regarding Notice regarding the Convening of a Special General Meeting of the Company's Shareholders

An immediate report (the “Report”) is hereby given pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to the Israeli Securities Regulations (Periodic and Immediate Reports), 5730-1970, (the “Immediate Report Regulations”) and to the Israeli Companies Regulations (Notification and Announcement of general meetings and class meetings in a public company), 2000 relating to the convening of an special general meeting of the shareholders of the Company, which shall be held on March 4, 2015 at 3:00 pm (Israel time), at the Company's offices at 3 Azrieli Center, The Triangular Tower, 42nd Floor, Tel Aviv, Israel, on the agenda of which will be the appointment of Mr. Ehud Rassabi as an external director for a second term.

1.	The Matter on the Agenda and a Summary of the Proposed Resolution

To re-appoint Mr. Ehud Rassabi to serve as an external director for a second three-year term to commence on March 11, 2015.

In accordance with decisions taken by the Company in the past, in respect of his service as an external director  and subject to approval of his appointment, Mr. Ehud Rassabi will be entitled to remuneration and reimbursement of costs in the maximum amount determined for the compensation payable to an external director in a dual listed company as such term is defined in the Companies Regulations (Reliefs for Companies whose shares are registered for trading on an exchange outside of Israel) – 2000 which consists of an annual fee of NIS115,400 and a per meeting fee of NIS3,470, in each case linked to the consumer price index of December 2007.

This proposed appointment is in addition to the continuation of Ms. Lee-Bath Nelson and Mr. Yehuda Freidenberg serving as external directors.

2.	Details about the Proposed Director

Name:	Ehud Rassabi
Israel ID No.:	052017142
Date of Birth:	July 30, 1953
Address for Service:	5 Gunder Avraham Street, Ramat Hasharon 4722360 Israel
Citizenship:	Israel
Member of Board Committees:	Chairman of each of the Audit Committee and the Compensation Committee; member of the Investment Committee
Is the candidate an External Director or Independent Director?	Yes
Does he have Financial and Accounting, Professional or other Expertise?	Yes
Is the candidate an employee of the Company or any of its subsidiaries or affiliates or any entity with a Personal Interest in the Company?	No
Commencement of Term:	March 11, 2012
Education:	Bachelor of Arts degree in Accounting and Economics from Tel Aviv University
Activities for the past 5 years:
Accountant and provides expert opinions in the fields of economics, class actions, valuations and mediations and director of companies. Served as Chief Executive Officer of Emed Real Estate Development and Investments Ltd. until March 2011. Chairman (on a voluntary basis) of the audit committee of the Society for the Friends of Tel Aviv University, President of Lahav, Office of Self Employed and Businesses in Israel (on a voluntary basis), Chairman of Ilan – Israeli Foundation for Handicapped Children (on a voluntary basis) and honorary Consul of the Social Democratic Republic of Sri Lanka.

Serves on the boards of other companies:
Serves as an external director of Electra Ltd., Bank Yahav for State Employees, Goldbond Group Ltd.  Serves as a director of Israeli News Company Ltd., Yehuda  Reshatot Ltd., Retel Investments and Assets Ltd. and Rabash Accounting and Management Ltd.

Family member of an entity with a Personal Interest in the Company:	No
The Company considers him as having accounting and financial expertise for the purpose of complying with the minimum number determined by the board of directors according to Section 92(A)(12) of the Companies Law
Yes

The Board of Directors recognized Ehud Rassabi as having Financial and Accounting Expertise as such term is defined in the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005.

The candidate director signed a declaration in accordance with Sections 224 (b) and 241 of the Companies Law, a copy of which is attached to the Report.

3.	Required Majority

The majority required for adoption of the proposed resolution specified in section 1 above is a majority of the votes of the shareholders present, either in person or by proxy or via written proxies, who are entitled to participate in the meeting and who are participating in the vote; provided that one of the following is met:

1)
Shareholders' approval must include at least a majority of the shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the proposed resolutions, except for those having a personal interest which is not the result of a relationship with a controlling shareholder.  Abstentions will be treated as neither a vote “for” nor “against” the matter;

2)	The total shares of shareholders voted against the proposed resolutions pursuant to sub-section 1 above shall not represent more than two percent of all the voting rights in the Company.

4.	The Record Date

The record date for the purpose of a shareholder's entitlement to participate in and vote at the Meeting, pursuant to Section 182 of the Companies Law, is the end of the trading day on the Tel Aviv Stock Exchange Ltd. occurring on February 2, 2015 (the "Record Date"). In the event that no trade shall be carried out on the Record Date, the Record Date will be the last trading day that preceded such date.

5.	Legal Quorum and Adjourned Meeting

A legal quorum shall be formed upon the presence, either in person or by proxy, of at least two shareholders holding, in total, more than 33.3% of the issued shares conferring voting rights in the Company, within one half hour of the time scheduled for the opening of the Meeting. If legal quorum is not present at the general meeting at the end of one half hour from the time scheduled for commencement of the meeting, the general meeting shall be adjourned to the same day the following week, at the same time and location. If no legal quorum is present at the adjourned meeting at the elapse of one half hour from the time scheduled for the meeting, then one shareholder holding at least 25% of the issued share capital of the Company, who is present in person or by proxy, shall constitute legal quorum.

6.	Manner of Voting

6.1               A shareholder who wishes to participate in and vote at the Meeting will be entitled to do so if he shall have delivered to the Company, before commencement of the Meeting, confirmation regarding his ownership of the shares on the Record Date, prepared pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, as specified below.

6.2               A shareholder of the Company may participate in and vote at the Meeting in person, or may appoint a proxy who will be able to participate in the general meeting and to vote on his behalf (in accordance with the provisions of the Company’s articles of association). A document appointing a proxy (the "Letter of Appointment"), as well as an original power of attorney by virtue of which the Letter of Appointment was signed (if any), must be deposited at the Company's registered office at least 48 hours before the time scheduled for the meeting (i.e., by March 2, 2015 at 3:00 pm, Israel time). The Letter of Appointment shall state both the full names of the principal and of his proxy, as appears at the Registrar of Companies or in the I.D. card (as the case may be), their number at the Registrar of Companies or their I.D. numbers (as the case may be), and the place of their incorporation or their passport country (as the case may be).

6.3               Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at the General Meeting), 5760-2000, a shareholder in whose favor a share is registered with a TASE member, which share is included among the shares registered in the shareholders' register in the transfer agent's name, who wishes to vote at the Meeting, will provide the Company with confirmation regarding his ownership of the share on the Record Date, which must be received from the TASE member with which his right to the share is registered, as required by the said regulations.

7.	Confirmation of Ownership and Proxy Card

7.1               A shareholder whose shares are registered with a TASE member may receive confirmation of the ownership from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

7.2               In addition, shareholders of the Company whose shares are registered with American Stock Transfer ("AST") only, whether they are registered in their name or they hold the same through a broker in the U.S., will be entitled to vote at the Meeting by delivering, to AST or to the broker through which the shares are held (as the case may be), a proxy card whose language, in English, will be published by the Company on the SEC’s website stated below, and which will be sent to the foregoing shareholders. Voting shall be made by such shareholders only in accordance with the instructions stated in the proxy card. The proxy card must be delivered to AST up to 48 hours before the time of the convening of the Meeting (i.e. by March 2, 2015 at 3:00 pm, Israel time).

8.	Voting by Voting Cards and Position Statements

8.1               In accordance with Companies Regulations (Voting Cards and Position Statements), 5766- 2005, a shareholder may vote at the Meeting on the proposed resolution that is on the agenda by a voting card. The language of the voting card and position statements in respect of the Meeting may be found on the distribution website of the ISA at https://www.magna.isa.gov.il and on the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il. A shareholder may approach the Company directly and receive therefrom, free of charge, the language of the voting card and the position statements. A TASE member will send, free of charge, via e-mail, a link to the language of the voting card and the position statements on the distribution website of the ISA to any shareholder who is not registered in the shareholders’ register of the Company and whose shares are registered with the TASE member, unless the shareholder shall have notified such TASE member that he is not interested therein, provided that the notice shall have been given with respect to a specific securities account and on a date prior to the Record Date.  The vote shall be cast on the second part of the voting card, as posted on the distribution website of the ISA, which is stated above.

8.2               A shareholder who is registered in the shareholders' register and who wishes to vote in writing shall state his vote on the form and shall deliver it to the Company or send it thereto via registered mail, together with a photocopy of his I.D. card, or a photocopy of his passport, or a photocopy of the certificate of incorporation thereof, as the case may be, such that the voting card shall reach the Company's offices at least seventy-two hours (72 hours) before the time of the convening of the general meeting, i.e. by March 1, 2015 at 3:00 pm Israel time. A shareholder who is not registered in the shareholders' register shall deliver or send the voting form to the Company as aforesaid, together with confirmation of ownership, such that the voting form shall reach the Company's offices on such date. The confirmation of ownership may be received from the TASE member through which he holds his shares, at a branch of the TASE member or by mail to his address in consideration for the delivery fee only, if he shall have so requested, provided that a request in this regard shall be made in advance for a specific securities account.

8.3               A shareholder participating in the vote with respect to the proposed resolution (the appointment of Mr. Ehud Rassabi as an external director), whether in person or by proxy, shall notify the Company before the vote at the Meeting, or if the vote is by voting card – on the voting card by marking in Part B of the voting card in the place designated therefor, whether or not he is a controlling shareholder or has a personal interest in the approval of the proposal that is on the Meeting's agenda.  The vote of a shareholder who fails to mark the existence or absence of a personal interest or if he is a controlling shareholder (or who shall mark that he has a personal interest but shall fail to specify the nature of the interest) shall not be counted.

8.4               The last date for delivery of position statements to the Company is: February 12, 2015.

8.5               The last date for delivery of the response of Company, which will include the response of the board of directors, to shareholder submitted position statements is: February 17, 2015.

9.	Inspection of Documents

A copy of this Report, the draft language of the proposed resolution and the declaration of the candidate for the office of director are available for inspection at the Company's offices at 3 Azrieli Center (the Triangular Tower 42nd floor) Tel Aviv, after prior telephonic coordination with the Company’s secretarial office at Telephone: 972-3-6075555 on Sunday – Thursday (except for holiday eves and holidays) between 9:00 a.m. and 4:00 p.m., until the date of the convening of the meeting, as well as on the distribution website of the ISA at www.magna.isa.gov.il. and on the website of the TASE at  maya.tase.co.il.

In addition, a copy of the English translation of this Report will be available on the website of the Securities and Exchange Commission at www.sec.gov.

Sincerely,

Elron Electronic Industries Ltd.

Annexes -

Annex A – Form of Proxy card

Annex B – Declaration of the candidate for the office of external director

Annex A – Form of Proxy card

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 4, 2015

The undersigned hereby constitutes and appoints ROY CARMONA, ADV the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on February 2, 2015 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on March 4, 2015, at 3:00 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

Please mark your vote in blue or black ink as shown here	☒

Proposal No. 1 - Appointment of Mr. Ehud Rassabi as an external director for a second term of three (3) years commencing March 11, 2015.

            ❑FOR                                           ❑AGAINST                                                       ❑ABSTAIN

PLEASE STATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" OR WHETHER YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN THE ABOVE PROPOSAL.

❑YES                                   ❑NO

If your response to the above question is YES, please provide details:

NOTE: Under the Companies law, 1999 you are required to indicate whether or not you are a "controlling person" and whether or not you have a personal interest in the resolution described  above and if so, to provide the necessary details in connection therewith.

 The term "personal interest"  includes the personal interest of any of your relatives or any entity in which you or any of your relatives (i) holds 5% or more of the issued and outstanding share capital or voting rights, or (ii) has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States), or (iii) is a director or a general manager. The term "personal interest" also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest.

An interest resulting merely from the holding of a company's shares shall not be deemed to be a personal interest.

IF YOU FAIL TO INDICATE WHETHER OR NOT YOU ARE A "CONTROLLING PERSON" AND WHETHER OR NOT YOU HAVE A PERSONAL INTEREST, OR MARK THAT YOU HAVE A PERSONAL INTEREST BUT DO NOT PROVIDE THE NECESSARY DETAILS IN CONNECTION THEREWITH, YOUR SHARES WILL NOT BE VOTED AND YOUR VOTE WILL NOT BE COUNTED FOR WITH RESPECT TO THE RESOLUTION DESCRIBED ABOVE.

Dated: ______________________, 2015

________________________________
IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

A - 2

Annex B

Date: January 22, 2015

To: Elron Electronic Industries Ltd. (the “Company”)

Re:	Declaration of Candidate for the Office of External Director in a Public Company Traded in Israel Pursuant to the Companies Law, 5759-1999 (the “Law”)

I, the undersigned, Ehud Rassabi, bearer of I.D. 052017142, an Israeli resident, of 5 Gunder Avraham Street, Ramat Hasharon, after having been cautioned to state the truth, failing which I shall be liable for the penalties prescribed by law, do hereby declare and undertake as follows:

1.
I hereby give my consent to act as an external director of your Company, which is a public company, incorporated in Israel, whose shares are traded on the Tel Aviv Stock Exchange Ltd. and on the Over the Counter market in the U.S.A.

2.
I am aware of all of the provisions of the Law applicable to the appointment and office of an external director, including term and termination of office, participation in the Company’s committees, etc., and am further aware that this declaration will  be published by the Company in an Immediate Report submitted with the Israel Securities Authority and TASE and  available at the registered office of the Company for general inspection.

3.
I am eligible to be appointed as director in your Company pursuant to the provisions of Sections 225-227 of the Law, regarding the restriction of appointment of a minor, incapacitated person, restriction of appointment due to conviction or the decision of an administrative enforcement committee or bankruptcy. The provisions of the sections, as being on the date of signing of this declaration, are specified in Annex A which is attached to this declaration as an integral part hereof.

4.
I am aware of the duties of notification imposed on me by virtue of Sections 227A and 245A of the Law and undertake to duly comply therewith. The provisions of the said sections, as being on the date of signing of this declaration, are specified in Annex A.

5.	I declare that I have all of the qualifications required, and the ability to dedicate the proper time, to the fulfillment of the office of director in the Company, as specified below.

6.
I have ~~“professional expertise~~”/“financial and accounting expertise” in accordance with the provisions of the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and a Director with Professional Qualifications), 5766-2005 (the “Companies Regulations”); the provisions of the Companies Regulations, as being on the date of signing of this declaration, are attached hereto as Annex B.

7.	I hold the following academic degrees (degree, awarding institution, date): Bachelor of Arts degree in Accounting and Economics from Tel Aviv University.

Documents attesting to these degrees are attached as Annex C to this declaration, forming an integral part hereof.

8.	I have occupational experience, as specified in the resumé attached hereto as Annex D. Documents attesting to the fulfillment of these positions are attached hereto as Annex E.

9.	a.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, have business or professional ties with the Company, the Company’s controlling shareholder or a Relative of the Company’s controlling shareholder as of the Date of Appointment, or Another Corporation, even if such ties are not habitual, apart from negligible ties.

b.
Neither I, nor my Relatives, partners, employers, anyone to whom I report directly or indirectly, or a corporation controlled by me, on or two years before the Date of Appointment, have any Link to the Company, the Company’s controlling shareholder or a Relative of the Company’s controlling shareholder as of the Date of Appointment, or Another Corporation.

For purposes of this declaration –

“Link” – The existence of employment relations, the existence of habitual business or professional ties or control, and the holding of office as an officer, apart from the office of a director who was appointed to act as an external director of a company which is about to make a first public offering of shares.

“Another Corporation” – A corporation whose controlling shareholder, on or two years before the Date of Appointment, is the Company or its controlling shareholder.

“Date of Appointment” – The date on which the general meeting will appoint me as an external director, in accordance with the provisions of Section 239(b) of the Law.

“Relative” – spouse, sibling, parent, grandparents, offspring, and an offspring, sibling or parent of the spouse or the spouse of any of the above.

10.	Check the appropriate box, if applicable:

☐
Notwithstanding the provisions of Section 9 above, there are between myself and the Company, on or two years before the Date of Appointment, negligible business or professional ties, commencing before my Date of Appointment as external director, which do not constitute a “link” as stated in the Companies Regulations (Matters Which do not Constitute a Link), 5767-2006 (the “Link Regulations”). The provisions of the relevant sections of the Link Regulations, as being on the date of signing of this declaration, are specified in Annex F hereto. Such ties are as follows: NONE

11.	I am not a Relative of the Company’s controlling shareholder.

12.
My other positions and occupations do not and are not likely to create a conflict of interests with my duties as external director, and will not prejudice my ability to hold office as external director.

13.	In no other company in which I currently hold office as director, is there an external director who is a director in your Company.

1 Specify the business or professional ties of the candidate with the Company, and evidence that such ties are negligible.

B - 2

14.	I am not an employee of the Securities Authority or a stock exchange in Israel.

15.
I have received no consideration, either directly or indirectly, for my office as a director of the Company, in addition to the compensation and reimbursement of expenses to which I am entitled due to my office as external director of the Company. For purposes of this section, the granting of an exemption, undertaking for indemnification, indemnification or insurance, shall not be deemed as consideration.

16.
I am not the chairman of the board of directors, nor employed by the Company or by its controlling shareholder or by a corporation controlled by the controlling shareholder. In addition, I do not render services on a regular basis to the Company, to its controlling shareholder or to a corporation controlled by the controlling shareholder as aforesaid, and my livelihood is not dependent primarily on the controlling shareholder.

17.	I have not held office on the Company’s board of directors for more than 9 consecutive years.

18.
I undertake to comply with all the legal requirements applicable to directors and external directors, and will fulfill my duties in the best manner and in the best interests of the Company. If any concern shall arise, of which I shall be aware and/or which shall be brought to my attention, that I shall stop fulfilling any of the above conditions and/or declarations, or if there shall be a concern of a breach of the fiduciary duty I owe to the Company (as defined in Section 254 of the Law), I shall immediately notify the chairman of the board of directors and the Company thereof.

19.
I am aware that according to the Law, the Company, its controlling shareholder and a corporation under its control will not be able to grant me, my spouse or my children any benefit, directly or indirectly, in which context they will not appoint me, my spouse or my children as an officer of the Company or a corporation controlled by its controlling shareholder, will not employ me as an employee, and will not receive professional services for pay from me, either directly or indirectly, including through a corporation under my control, unless two years shall have passed from the end of my office as external director of the Company, and with respect to a Relative of mine other than my spouse or child – one year from the end of my office as external director.

20.
I am aware that this declaration will be presented to the appointing entity prior to the appointment and the convening of the general meeting having the appointment on its agenda, and will be used by the appointing entity to examine my eligibility to hold office as an external director of the Company.

21.	I am aware, and agree, that I will be paid compensation on the same conditions as paid to other external directors of the Company at the time of the appointment.

22.	This is my name, this is my signature and the facts specified in this declaration above are the truth.

Ehud Rassabi	052017142	(-)
Name	I.D.	Signature

B - 3